UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

ZyVersa Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98987D 102
(CUSIP Number)

Jared Kelly Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (212) 419-5974
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen Glover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	1,501,274*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,501,274*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,274*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON IN

*As of the date hereof, Stephen Glover (the “Reporting Person”) may be deemed to beneficially own an aggregate of 1,501,274 shares of common stock, par value $0.0001 per share (“Common Stock”), of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Issuer”). The shares of Common Stock reported herein include 627,834 shares of Common Stock issued to the Reporting Person and affiliates in the Business Combination (as defined below), consisting of (i) 448,909 shares of Common Stock held directly by the Reporting Person; (ii) 43,847 shares of Common Stock held by MedicaRx Inc.; (iii) 85,442 shares of Common Stock held by Asclepius Life Sciences Fund, L.P.; (iv) 49,636 shares of Common Stock held by Asclepius Master Fund, LTD. The shares of Common Stock reported herein assume (i) the exercise of options and warrants exercisable as of or within 60 days of the date hereof for 683,143 and 91,806 shares, respectively, of Company common stock and (ii) the conversion and exercise of PIPE Shares and PIPE Warrants, respectively, for an aggregate of 3,500 shares of Company common stock.. The Reporting Person is the managing director of MedicaRx Inc., the managing director of Asclepius Master Fund, LTD, and the managing member of Asclepius Life Sciences Fund, L.P. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 1,501,274 shares of Common Stock, representing 15.1% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof. The Reporting Person disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

The beneficial ownership percentage is based on 9,081,922 shares of Common Stock reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 13, 2022.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of ZyVersa Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f) This Schedule 13D is being filed by Stephen C. Glover, a citizen of the United States (the “Reporting Person”).

(b) The business address for the Reporting Person is 2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On December 12, 2022 (the “Closing Date”), the Issuer, the successor to Larkspur Health Acquisition Corp. (“Larkspur Corp.”), completed the business combination (the “Business Combination”) with Larkspur Corp., whereby pursuant to the Business Combination Agreement, dated as of July 20, 2022, as amended, by and among Larkspur Corp., the Issuer and certain other parties thereto (the “Business Combination Agreement”) ZyVersa Therapeutics, Inc. a Florida corporation, Larkspur Corp. became a wholly-owned subsidiary of the Issuer, and the Issuer, having changed its name to ZyVersa Therapeutics, Inc. as the successor to Larkspur Corp., and continued trading on The Nasdaq Global Market under the new ticker symbol ZVSA for the Common Stock, effective December 12, 2022. The securities reported herein were issued in exchange for securities of the Issuer held by the Reporting Person in connection with the Business Combination for no consideration in a stock for stock exchange at the exchange rate set forth in the Business Combination Agreement.

The summary of the Business Combination Agreement and transactions related thereto is qualified in its entirety by the terms of such document, which is incorporated by reference as Exhibit 1 to this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 4 of 7 Pages

As of the date hereof, the Reporting Person holds a total of 1,501,274 shares of Common Stock, or 15.1% of the issued and outstanding shares of Common Stock.

The beneficial ownership percentage is based on 9,081,922 shares of Common Stock issued and outstanding as of December 12, 2022 based on information provided by the Issuer and other public information.

Other than as described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 1,501,274 shares of Common Stock, which represents approximately 15.1% of the Issuer’s issued and outstanding shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Reporting Person entered into a shareholder support agreement (the “Shareholder Support Agreement”) with Larkspur and the Issuer. Under the Shareholder Support Agreement, the Reporting Person agreed to vote his shares of the Issuer’s stock in favor of the Business Combination Agreement and the transactions in accordance with the Florida Business Corporation Act and the organizational documents of the Issuer.

Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Reporting Person and certain other stockholders each entered into a Lock-Up Agreement with the Issuer and the purchaser representative (each, a “Lock-Up Agreement”).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 5 of 7 Pages

Pursuant to the Reporting Person’s Lock-Up Agreement, the Reporting Person agreed not to, during the period commencing from the Closing Date and ending 180 days following the Closing Date: (x) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Exchange Act, and the rules and regulations of the Securities Exchange Commission (the “SEC”) promulgated thereunder, any shares of the Issuer’s Common Stock held by it immediately after the Closing or issued or issuable to it in connection with the Business Combination (including the Issuer’s Common Stock acquired as part of the private placement pursuant to the PIPE Investment (as defined in the Issuer’s Registration Statement on Form S-4, filed with the SEC on November 3, 2022) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE Investment), any shares of the Issuer’s Common Stock issuable upon the exercise of options to purchase shares of the Issuer’s Common Stock held by it immediately after the Issuer’s Common Stock held by it immediately after the Acquisition Merger Effective Time (the “Lock-Up Shares”); (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (z) publicly announce any intention to effect any transaction specified in the foregoing clauses.

Employment Agreement

At the Closing Date, the Reporting Person and the Issuer entered into an employment agreement (the “Employment Agreement”), attached to the Business Combination Agreement, which sets forth the terms and conditions upon which, following the Closing Date, he will serve as the Chief Executive Officer of the Issuer. Under the terms of the Employment Agreement, the Reporting Person will be eligible to receive an annual base salary of at least $550,00, an annual cash performance-based bonus with a target of 55% of base salary subject to review and adjustment by the board of directors based upon the Reporting Person’s achievement of certain performance goals. In addition, pursuant to the terms of the Employment Agreement, the Reporting Person may be eligible for certain grants of equity awards of our common stock, subject to vesting and other terms and conditions of our equity plan to which the award is granted and an agreement to be provided by the Issuer and entered into with the Reporting Person. the Reporting Person is also eligible to participate on the same basis as similarly situated employees in Issuer’s benefit plans in effect from time during his employment.

In the event the Issuer terminates the Reporting Person’s employment without Cause (as defined in the Employment Agreement) or Reporting Person resigns for Good Reason, (as defined in the Employment Agreement), he will be eligible to receive Accrued Obligations (as defined in the Employment Agreement) and subject to Reporting Person’s compliance with obligations under the Employment Agreement, Reporting Person shall be entitled to receive the following severance benefits: (i) an amount equal to the Reporting Person’s then current base salary for 24 months, paid in equal instalments on our regularly scheduled payroll dates following the Release Effective Date (as defined in the Employment Agreement); (ii) an amount equal to any unpaid bonus earned for the preceding year in which the Reporting Person’s termination occurs, paid in a single lump sum payment within 60 days following the Reporting Person’s termination; (iii) an amount equal to the greater of (a) the bonus paid for the performance year ending prior to the Reporting Person’s termination, and (b) the bonus that the Reporting Person would have earned for the performance year in which such termination occurs, in each case prorated for the period of the Reporting Person’s employment through the date of his termination, paid as a single lump sum payment within 60 days following the Reporting Person’s termination; (iv) any equity awards issued to the Reporting Person that are outstanding as of the date of the Reporting Person’s termination will become 100% vested and any stock options outstanding will remain exercisable until the earliest of (A) 18 months following the Reporting Person’s termination, or (B) the original expiration date for such vested options as provided in the applicable award agreement; and (iv) if elected, the Issuer will reimburse the Reporting Person for certain COBRA health benefits for up to 18 months, subject in each case to the terms and conditions of the Employment Agreement and applicable laws and regulations.

If termination without Cause or resignation for Good Reason takes place within 90 days before and 24 months following the effective date of a Change of Control (as defined in the Employment Agreement), then the Reporting Person will be entitled to receive the Accrued Obligations and, subject to the Reporting Person’s compliance with his obligations under the Employment Agreement, the Reporting Person shall be eligible to receive the severance benefits on the same conditions as he would be entitled for our termination of his employment without Cause; provided, however, that the Reporting Person shall receive a bonus for the year in which his termination occurs equal to fifty-five percent (55%) of the Reporting Person’s base salary; and provided further, that if the Change in Control is a change in ownership of a corporation, a change in the effective control of a corporation, or a change in ownership of a substantial portion of a corporation’s assets, the cumulative amount of the severance payments payable (or remaining payable) for such termination shall be paid in a single lump sum on or within 30 days following such Change in Control.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 6 of 7 Pages

Pursuant to the Employment Agreement, the Issuer may terminate the Reporting Person’s employment at any time for Cause upon written notice to the Reporting Person. In the event the Reporting Person’s employment is terminated at any time for Cause, the Reporting Person will not receive severance benefits or any other severance compensation or benefits, except that, pursuant to our standard payroll policies, the Issuer shall pay to the Reporting Person the Accrued Obligations. The Reporting Person may resign from his employment with the Issuer at any time upon not less than 30 days’ advance written notice to the Issuer of such resignation. In the event the Reporting Person resigns from employment with the Issuer for any reason (other than a resignation for Good Reason), the Reporting Person will not receive severance benefits or any other severance compensation or benefits, except that the Issuer shall pay and provide the Accrued Obligations.

The Reporting Person’s entitlement to receive certain severance benefits is conditioned upon, among other things, his obligation to sign and deliver an effective Release (as defined in the Employment Agreement) in a form acceptable to the Issuer by the 60th day following such termination or such earlier date as set forth in the Release.

The summaries of the Shareholder Support Agreement, Lock-Up Agreement, and Employment Agreement and the transactions related thereto are qualified in their entirety by the terms of such documents, which are incorporated by reference as Exhibits 2, 3 and 4, respectively, to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated into this Schedule 13D.

Exhibit 1	Business Combination Agreement, dated July 20, 2022 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed on July 22, 2022, and incorporated herein by reference).
Exhibit 2	Shareholder Support Agreement, dated as of July 20, 2022 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on July 22, 2022, and incorporated herein by reference).
Exhibit 3	Lock-Up Agreement dated as of July 20, 2022 (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K as filed on July 22, 2022, and incorporated herein by reference).
Exhibit 4	Executive Employment Agreement, by and between the Issuer and Stephen Glover dated as of September 13, 2022 (filed as Exhibit 10.16 to the Issuer’s Current Report on Form 8-K as filed on December 13, 2022, and incorporated herein by reference).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022	By:	/s/ Stephen C. Glover

Stephen C. Glover

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).